EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$181,392	$151,185	$307,048	$282,112
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	9,725	10,409	19,308	19,920

Earnings as defined	$191,117	$161,594	$326,356	$302,032

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$7,559	$8,272	$14,931	$15,667
Interest capitalized		251		516
Portion of rental expense representative of the interest factor	2,166	2,137	4,377	4,253
Preferred stock dividends of majority-owned subsidiary companies	20	20	40	40

Fixed charges as defined	$9,745	$10,680	$19,348	$20,476

RATIO OF EARNINGS TO FIXED CHARGES	19.61	15.13	16.87	14.75